Exhibit 99

Revised: April 22, 2005

MERRILL LYNCH & CO., INC.
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
OF THE
BOARD OF DIRECTORS

I.	Purpose

      The Nominating and Corporate Governance Committee (the “Committee”) shall be appointed by the Board of Directors (the “Board” or “Board of Directors”) of Merrill Lynch & Co., Inc. (the “Corporation”) to:

A.	Identify individuals qualified to become directors, consistent with criteria approved by the Board and recommend to the Board the candidates for all directorships to be filled by the Board of Directors or by the shareholders;

B.	Recommend to the Board of Directors candidates for membership on Board committees;

C.	Develop and recommend to the Board guidelines for effective corporate governance; and

D.	Lead and oversee the Board of Directors in its annual review of the performance of the Board of Directors.

II.	Membership

      The Committee’s membership is determined by the Board of Directors and shall consist of at least three (3) Board members, each of whom meet the criteria for independence contained in the rules of the New York Stock Exchange and any other applicable regulations. The Board shall appoint the Chair of the Committee.

III.	Meetings and Reports

      The Committee shall meet as frequently as circumstances dictate, but no less than [twice] annually. The Chair of the Committee, or any two members of the Committee, may call meetings of the Committee. Meetings of the Committee may be held telephonically.

      The Chair shall preside at all sessions of the Committee at which he or she is present and shall set the agendas for Committee meetings. All members of the Board of Directors are free to suggest items for inclusion in the agenda for the Committee’s meetings. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

      The Committee shall report regularly to the Board (i) following meetings of the Committee, (ii) with respect to such other matters that are within the Committee’s responsibilities and (iii) with respect to such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such report. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

IV.	Authority

      The Committee shall perform the following functions related to the purposes of the Committee outlined in Section I of this Charter. The Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of the Committee outlined in Section I of this Charter. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion.

A. Board Selection, Composition and Evaluation

1.	Establish criteria for the selection of directors to serve on the Board of Directors.

2.	Identify individuals believed to be qualified as candidates to serve on the Board of Directors, conduct all necessary and appropriate inquiries into the backgrounds and qualifications of such candidates and recommend that the Board select the candidates for directorships to be filled by the Board of Directors or by the shareholders from such identified individuals.

3.	Review and make recommendations to the Board as to whether non-employee members of the Board should stand for re-election. As part of such review, the Committee will review each non-employee director against such guidelines for evaluating non-employee director re-nominations as it may adopt from time to time.

4.	Review candidates for director nominees proposed by shareholders and determine whether to recommend that the Board of Directors consider such proposed candidates as nominees for election to the Board of Directors.

5.	Review and make recommendations, as the Committee deems appropriate, regarding the composition and size of the Board of Directors in order to ensure the Board has the requisite expertise and its membership consists of persons with sufficiently diverse backgrounds. Consider matters relating to the Corporation’s director retirement policy.

B. Directors’ Compensation

1.	Periodically review the compensation and benefits of non-employee members of the Board of Directors. Recommend changes to the Corporation’s director compensation policy to the Board of Directors for consideration as appropriate.

C. Committee Selection, Composition and Evaluation

1.	Establish, monitor and recommend to the Board the purpose, structure and operations of the various committees of the Board, the qualifications and criteria for membership on each committee of the Board and, as circumstances dictate or the Committee otherwise deems appropriate, make any recommendations regarding periodic rotation of directors among the committees.

2.	In consultation with the Chairman of the Board and the committee Chairs, recommend members of the Board of Directors to serve on the committees of the Board, giving consideration to the criteria for service on each committee as set forth in the charter for each such committee, and, where appropriate, make recommendations regarding the removal of any member of any committee.

3.	Recommend members of the Board of Directors to serve as the Chair of the committees of the Board.

4.	Evaluate whether the necessary and appropriate committees exist to support the work of the Board and make recommendations to the Board of Directors for the creation of additional committees or the elimination of Board committees as appropriate.

D. Corporate Governance

1.	Oversee compliance with the Corporation’s Corporate Governance Guidelines, monitor developments in corporate governance, review the Corporation’s Corporate Governance Guidelines periodically and propose modifications to the Guidelines to the Board of Directors for consideration as appropriate.

2.	The Corporation has adopted the Corporation’s Guidelines for Business Conduct: The Code of Ethics for Directors, Officers and Employees as its Code of Ethics pursuant to the NYSE requirements and applicable law. The Committee will periodically review the Guidelines and propose modifications to the Guidelines to the Board of Directors for consideration as appropriate.

E. Retention of Outside Advisers

1.	The Committee has the authority to retain counsel, consultants or other outside advisers, with respect to any issue without consulting or obtaining the approval of any officer of the Corporation in advance.

2.	The Committee shall have sole authority to retain and terminate any search firm to be used to assist in identifying Board candidates, including the sole authority to approve the search firm’s fee and other retention terms.

F. Annual Evaluations; Review of Charter

1.	Lead and oversee the Board of Directors in an annual self-evaluation process to determine whether the Board and its committees are functioning effectively. Receive comments from the Board members and summarize and report annually to the Board of Directors an assessment of the Board’s performance. The Committee will establish the criteria to be used in such evaluations.

2.	Assess, on an annual basis, the skills and characteristics of the Board of Directors as a whole. This assessment should include an analysis of the Board’s core competencies, including understanding of the financial industry, financial expertise, integrity, wisdom, judgment, commitment to excellence, business experience and acumen, skills, diverse perspectives and availability. As a result of this assessment, the Committee will determine whether the effectiveness of the Board could be enhanced by a change in its membership and the addition of new directors with other skills and experience.

3.	Review each non-employee director against the Corporation’s Director Independence Standards on an annual basis and provide its assessment to the Board as to which such directors should be deemed to be independent.

4.	Perform an annual review and evaluation of the Committee’s performance, including a review of the Committee’s compliance with this Charter. The Committee shall conduct such evaluation and review in such manner as it deems appropriate and report the results of the evaluation to the entire Board of Directors.

5.	The Committee shall annually review and assess the adequacy of this Charter and, if appropriate, shall recommend changes to the Board of Directors for approval.